Mail Processing Section

[redacted]

12011817

UNITED STATES FEB 29 2012
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20... Washington, DC 123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 29 2012 Washington, DC 123

SEC FILE NUMBER
8- 50498

AB 3/28

AB 3/5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28004 CENTER OAKS, SUITE 100
(No. and Street)

WIXOM	MI	48393
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J BOSSIO (248) 449-9310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA, & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790	TROY	MI	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALAN J. BOSSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSSIO FINANCIAL GROUP, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan J. Bossio
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2011

GK & Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2011

TABLE OF CONTENTS

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPAAI
CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying statement of financial condition of Bossio Financial Group, Inc. as of December 31, 2011, and the related statements of operations, stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2011, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

February 17, 2012

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

ASSETS		
Cash	$	11,892
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)		-
	$	11,892

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses to related party	$	150
STOCKHOLDERS' EQUITY (Note D)		
Common stack - authorized, 60,000 shares; issued and outstanding, 10,000 shares		40,388
Retained earnings		(28,646)
		11,742
	$	11,892

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

Revenues		
Commissions	$	9,669
Investment banking		-
Valuation services		-
Interest		9
		9,678
Expenses (Note E)		
Management fee		6,000
License, fees and dues		720
Professional and outside services		3,375
Other operating expenses		571
		10,666
Net income (Note C)	$	(988)

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2011

	Common Stock	Retained Earnings
Balance at January 1, 2011	$ 40,388	$ (27,658)
Shareholder distributions	-	-
Net income for year	-	(988)
Balance at December 31, 2011	$ 40,388	$ (28,646)

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash flows from operating activities		
Net income	$	(988)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		
Increase in accrued expenses		(1,750)
Net cash provided (used) by operating activities		(2,738)
Cash flows (used) by investing activities:		
Purchase of equipment		-
Cash flows used by financing activities:		
Distributions to shareholders		-
Advances to shareholder		-
Net cash provided (used) by financing activities		-
Net increase (decrease) in cash		(2,738)
Cash at beginning of year		14,630
Cash at end of year	$	11,892
Cash paid during the year for - interest	$	-

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

Organization and Nature of Business

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3 under exemptive provision (k)(2)(ii).

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Commissions and Investment Banking

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment banking revenue includes fees from securities offerings and advisory services, and are recorded at the time the income is reasonably determinable.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE B. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2011:

Office Equipment	$ -
Less: Accumulated Depreciation	-
	$ -

NOTE C. INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the Stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

During the year ended December 31, 2011, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. In evaluation of the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

NOTE D. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $11,742, which was $6,742 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

NOTE E. RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees, administrative and occupancy expenses paid for the year ended December 31, 2011 was $7,950.

NOTE F. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair value based on their short-term nature.

NOTE G. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2012, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPAAI
CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bossio Financial Group, Inc.

We have audited the financial statements of Bossio Financial Group, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 17, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Groen, Kluka & Company, P.C.

February 17, 2012

BOSSIO FINANCIAL GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

NET CAPITAL		
Total stockholders' equity (qualifying)		$ 11,742
Non-allowable assets		
Furniture, fixtures and equipment	$ -	
Deposits and receivables	-	
Haircuts on securities-stocks and mutual funds	-	
Undue concentrations	-	-
Net capital		11,742
Net capital requirement		5,000
Excess net capital		$ 6,742
AGGREGATE INDEBTEDNESS		
Total liabilities and aggregate indebtedness		$ 150
Net capital per above		$ 11,742
Ratio of aggregate indebtedness to net capital		0.01
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 11,742
Net audit adjustments		-
Net capital per above		$ 11,742

There are no material differences between net capital as reported in the Company's Part II Focus Report and the computation of net capital above.

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

CPAAI
CPA ASSOCIATES INTERNATIONAL

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Bossio Financial Group, Inc.

In planning and performing our audit of the financial statements of Bossio Financial Group, Inc. as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.**

2. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2012